UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of 2025 Special General Shareholders Meeting

On August 27, 2025, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held its 2025 Special general meeting of shareholders (the “Meeting”) at the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, our shareholders voted on the below-listed proposals, each of which is described in more detail in our notice and proxy statement for the Meeting (the “Notice” and “Proxy Statement”, respectively), which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on July 22, 2025.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) constituting a quorum, the following proposals (Proposals 1 and 2 described in the Notice and Proxy Statement) were presented to our shareholders, with the following results based on the requisite majorities for approval of each such proposal under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1. To elect Mr. Ilan Regev as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and to approve the terms of his compensation; (present at the meeting: 13,859,342 ̶ 13,852,342 participants voted in favor of this proposal of which 9,894,188 are not controlling shareholders of the Company and do not have a conflict of interest, 6,999 participants voted against this proposal and 1 abstained); approved;

2. To elect Mr. Amir Hillman as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and to approve the terms of his compensation; (present at the meeting: 13,859,342 ̶ 13,852,342 participants voted in favor of this proposal of which 9,894,188 are not controlling shareholders of the Company and do not have a conflict of interest, 6,999 participants voted against this proposal and 1 abstained); approved;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: August 27, 2025	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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